Exhibit 11.1

AMPAL - AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2004	2003
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain (loss) (1)	$(634)	$7,955

Gain (Loss) per Class A Share	$(0.03)	$0.40

Shares used in calculation (2)	19,814	19,698

DILUTED EPS
Net Gain (loss)	$(634)	$8,064

Gain (loss) per Class A Share	$(0.03)	$0.36

Shares used in calculation (2)	19,814	22,103

(1)	After deduction of accrued preferred stock dividends of $107 and $109 respectively.

(2)	In 2004, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.